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                                                                    EXHIBIT 20.1

                            DOW JONES News/Retrieval


Business Wire                      STORY1

11:24 Cronos Announces Board Changes

(Copyright (C) 1998, Business Wire)

NEW YORK--(BUSINESS WIRE) -- May 20, 1998 -- The Cronos Group reports that its Chairman and CEO, Stefan M. Palatin has been suspended from his duties pending the investigation of charges against him regarding a financial matter in Austria. In the interim, Rudolf J. Weissenberger, currently a non-executive director on the Board of the Cronos Group, has been named acting Chairman and CEO.

Cronos is one of the five largest lessors of intermodal containers, owning and managing a fleet of over 375,000 TEUs (twenty-foot equivalent units), including both company-owned units and containers managed for third party owners. The diversified Cronos fleet of dry cargo, refrigerated and other specialised containers is leased to a customer base of around 300 ocean carriers and transport operators worldwide. The average age of the Cronos container fleet is about 3.8 years, one of the youngest in the industry.

This new release discusses certain forward looking matters that involve risks and uncertainties that could cause actual results to vary materially from estimates. Risks and uncertainties include, amongst other things, changes in international operations, including exchange rate risks, changes in market conditions for the company's container lease operations and the company's ability to provide innovative and cost effective solutions.

This release and other Cronos information is available on the Cronos website at www.cronos.com.

CONTACT:             Alan Bulmer
                     Investor Relations
                     Tel:  (011) (44) 1344 891111
                     Fax: (011) (44) 1344 894107
                     Email:  ir@cronos.com

11:09 EDT  MAY 20, 1998


Source:  BWR, May 20, 1998